Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER

ENDED SEPTEMBER 30, 2017

Shenzhen, China, November 16, 2017 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights:

•	Total revenues were US$47.3 million, an 15.6% increase from the corresponding period of last year and up 14.0% from the previous quarter.

•	Online advertising revenues (revenues primarily from mobile advertising) were US$5.7 million, a 22.9% increase from the corresponding period of last year and a 9.7% increase from the previous quarter.

•	Other internet value-added services (“IVAS”) revenues were US$20.8 million, a 64.9% increase from the corresponding period of last year and a 32.4% increase from the previous quarter. IVAS consists of cloud computing and services other than subscription and advertising.

Recent Developments:

•	Received value-added telecommunication services license, which covered the provision of CDN services, from the Ministry of Industry and Information Technology of P.R.C. (MIIT).

•	Successfully launched OneThing Cloud, an intelligent private cloud hardware, on JD.com and other e-commerce platforms in September. It received nearly 100% positive reviews and the accumulated reservations have lately exceeded 8 million units.

•	Awarded information security certification issued by Shenzhen municipal government for OneThing CDN systems.

•	Started to expand the applications of crowd-sourced computing beyond the CDN market.

Mr. Lei Chen, Chief Executive Officer of Xunlei, commented: “We are pleased that our cloud computing business continued to expand at a fast pace and gain market recognition during the third quarter of 2017. Our total revenues for the past quarter exceeded the high end of our guidance range. We expect the growth momentum to continue into the fourth quarter of 2017 with improvement in both the top and the bottom lines.”

“Xunlei is transforming itself from a traditional internet service provider of membership subscription to a growth-oriented company developing innovative cloud computing products and exploring emerging blockchain technology. Our crowd-sourced computing technology utilizes idle computing power including bandwidth, storage and CPU from individual bandwidth contributors to make internet more affordable to everyone. Our clients and strategic partners include some of the household names in China. We believe this is a testimony of the power of shared economy.” continued Mr. Lei Chen.

“We believe blockchain technology today is reminiscent of the internet technology in the 80’s when the users of the internet were primarily enterprises. With millions of DAUs of Xunlei APPs and subscription members, we have the natural advantage of developing blockchain technology and exploring its applications to the mass markets. Although it is of great challenge, we are hopeful and excited about our potential contribution to the internet industry.” concluded Mr. Lei Chen.

Third Quarter 2017 Financial Results

Total Revenues

Total revenues were US$47.3 million, up 15.6% on a year-over-year basis, and increased 14.0% sequentially. The increase in total revenues on a year-over-year basis was mainly attributable to the growth of cloud computing, live video and mobile advertising businesses.

Subscription: Revenues from subscriptions were US$20.8 million, down 12.1% on a year-over-year basis and up 1.0% sequentially. The year-over-year decrease in subscription revenue was primarily attributable to decline in the number of subscribers. The number of subscribers1 was 4.18 million as of September 30, 2017, up from 4.09 million as of June 30, 2017 but down from 4.37 million as of September 30, 2016. The average revenue per subscriber for the third quarter was RMB33.2, down from RMB34.4 as of June 30, 2017 and RMB36.1 as of September 30, 2016.

Online advertising (including mobile advertising): Revenues from online advertising were US$5.7 million, up 22.9% on a year-over-year basis and up 9.7% sequentially. Mobile advertising revenue increased 22.7% on a year-over-year basis.

IVAS: Revenues from IVAS (internet value-added services including revenues from cloud computing) were US$20.8 million, up 64.9% on a year-over-year basis and up 32.4% sequentially. Cloud computing revenues grew by 104.2% and 24.4% on a year-over-year basis and sequentially, respectively.

Cost of Revenues

Cost of revenues was US$28.8 million, representing 60.8% of total revenues. The balance included an accelerated depreciation of servers in an aggregate amount of US$1.3 million, which was one-time in nature.

Bandwidth costs: Bandwidth costs were US$17.1 million, representing 36.2% of total revenues, compared with US$18.8 million or 45.3% of total revenues in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the third quarter was US$18.3 million, up 7.1% sequentially. Gross margin was 38.6%, compared with 41.1% in the previous quarter. The decrease of gross margin was mainly due to an accelerated depreciation of servers incurred during the quarter, which was one-time in nature.

Research and Development Expenses

Research and development expenses for the third quarter were US$16.0 million, representing 33.9% of total revenues, compared with US$15.4 million or 37.2% of total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter were US$5.8 million, representing 12.2% of total revenues, compared with US$4.6 million or 11.1% of total revenues in the previous quarter. The increase was primarily due to more marketing and promotion expenses incurred during the quarter.

General and Administrative Expenses

General and administrative expenses for the third quarter were US$13.3 million, representing 28.1% of total revenues, compared with US$8.3 million or 19.9% of total revenues in the previous quarter. The increase was primarily due to write-offs in an aggregate amount of US$6.9 million mainly related to a business (Kankan) the company had sold before and other prior business transactions, which were one-time in nature.

1 The calculation is based on the number of users who can assess our premium acceleration services, including accounts temporarily suspended but excluding sub-accounts and accounts on a trial basis. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services, for example, frequently participating in reviewing and rating of our products. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts. Such sub-accounts allow users to access to our premium acceleration services, at no additional charges. Average revenues per subscriber refer to subscription revenues for the quarter divided by the number of subscriber as of the quarter end.

Impairment of assets

Impairment of assets for the third quarter was US$13.6 million, accounting for 28.6% of total revenues. The amount represented assets written-offs after impairment and recoverability assessment. Approximately US$8.8 million of the assets impairment was related to the Kankan business the company had sold before and US$4.8 million related to the intangible assets from a prior acquisition of Kuaipan Personal, which were one-time in nature.

Operating Loss

Operating loss was US$30.4 million, compared with operating loss of US$11.3 million in the previous quarter. The increase was mainly due to several write-offs in an aggregate amount of US$21.8 million, of which approximately US$11.8 million was due to the Kankan business the company sold before, US$4.8 million due to write-off of the intangible assets for a prior business acquisition of Kuaipan Personal, and US$1.3 million for accelerated depreciation of servers, which were one-time in nature.

The company continued to invest in a range of new technologies and services, including cloud computing, which had not yet reached profitability.

Net Loss and Loss Per Share

Net loss from continuing operations was US$25.6 million in the third quarter of 2017, compared with US$9.7 million in the previous quarter. Non-GAAP net loss from continuing operations was US$23.4 million in the third quarter of 2017, compared with a loss of US$7.5 million in the previous quarter. The increased net loss from continuing operations and non-GAAP net loss from continuing operations were primarily due to several write-offs as discussed above, which were one-time in nature.

Diluted loss per ADS from continuing operations in the third quarter of 2017 was US$0.38 as compared with a loss of US$0.11 in the same period last year and a loss of $0.15 in the second quarter of 2017.

Cash Balance

As of September 30, 2017, the Company had cash, cash equivalents and short-term investments of US$357.7 million, compared with US$381.5 million as of December 31, 2016.

Guidance for Fourth Quarter 2017

For the fourth quarter 2017, Xunlei estimates total revenues to be between US$55 million and US$60 million, and the midpoint of the range represents a year-over-year increase of approximately 46%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on November 16, 2017 (9:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	+ 852-3018-6776
United States:	+1-855-500-8701
International:	+65 6713-5440
Passcode:	9599667

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	9599667
Replay End Date:	November 24, 2017

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2017	2016
	US$	US$
Assets

Current assets:
Cash and cash equivalents	152,176	199,504
Short-term investments	205,487	181,960
Accounts receivable, net	29,570	14,536
Inventories	475	374
Deferred tax assets	-	1,221
Due from related parties	1,076	1,097
Prepayments and other current assets	8,180	13,593
Total current assets	396,964	412,285

Non-current assets:
Long-term investments	43,910	40,792
Deferred tax assets	8,135	3,272
Property and equipment, net	23,932	21,016
Intangible assets, net	5,265	10,746
Goodwill	21,424	20,497
Other long-term prepayments and receivables	421	1,187
Total assets	500,051	509,795

Liabilities
Current liabilities:
Accounts payable	46,240	33,376
Due to a related party	14	45
Deferred revenue and income, current portion	27,487	24,532
Income tax payable	4,552	2,321
Accrued liabilities and other payables	36,875	33,131
Total current liabilities	115,168	93,405

Non-current liabilities:
Deferred revenue and income	3,886	4,082
Deferred tax liability, non-current portion	-	635
Due to related parties, non-current portion	4,686	4,537
Other long-term payable	915	886
Total liabilities	124,655	103,545

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 330,545,000 shares outstanding as at December 31, 2016; 368,877,209 issued and 332,708,795 shares outstanding as at September 30, 2017)	83	83
Additional paid-in-capital	459,597	453,347
Accumulated other comprehensive loss	(8,652)	(13,629)
Statutory reserves	5,132	5,132
Treasury shares (38,332,209 shares and 36,168,414 shares as at December 31,2016 and September 30, 2017, respectively)	9	9
Accumulated deficits	(78,665)	(36,704)
Total Xunlei Limited's shareholders' equity	377,504	408,238
Non-controlling interests	(2,108)	(1,988)
Total liabilities and shareholders' equity	500,051	509,795

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2017	2016	2017
	US$	US$	US$
Revenues, net of rebates and discounts	47,318	40,928	41,519
Business taxes and surcharges	(262)	(205)	(238)
Net revenues	47,056	40,723	41,281
Cost of revenues	(28,790)	(21,088)	(24,228)
Gross profit	18,266	19,635	17,053

Operating expenses
Research and development expenses	(16,023)	(17,836)	(15,425)
Sales and marketing expenses	(5,788)	(5,027)	(4,623)
General and administrative expenses	(13,299)	(7,413)	(8,262)
Impairment of assets	(13,557)	-	-
Total operating expenses	(48,667)	(30,276)	(28,310)

Operating loss	(30,401)	(10,641)	(11,257)
Interest income	399	417	485
Interest expense	(60)	(60)	(60)
Other income, net	2,068	1,421	1,648
Share of loss from equity investee	(75)	(4)	(140)
Loss from continuing operations before income taxes	(28,069)	(8,867)	(9,324)
Income tax (expenses)/benefits	2,515	1,314	(351)
Net loss from continuing operations	(25,554)	(7,553)	(9,675)

Discontinued operations
Loss from discontinued operations before income taxes	-	-	-
Income tax benefit	-	-	-
Net loss from discontinued operations	-	-	-

Net loss	(25,554)	(7,553)	(9,675)
Less: net profit/(loss) attributable to non-controlling interest	5	(18)	7
Net loss attributable to common shareholders	(25,559)	(7,535)	(9,682)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2017	2016	2017
	US$	US$	US$
Loss per share for common shares, basic
Continuing operations	(0.0769)	(0.0227)	(0.0292)
Discontinued operations	-	-	-
Total loss per share for common shares, basic	(0.0769)	(0.0227)	(0.0292)

Loss per share for common shares, diluted
Continuing operations	(0.0769)	(0.0227)	(0.0292)
Discontinued operations	-	-	-
Total loss per share for common shares, diluted	(0.0769)	(0.0227)	(0.0292)

Loss per ADS, basic
Continuing operations	(0.3845)	(0.1135)	(0.1460)
Discontinued operations	-	-	-
Total loss per ADS, basic	(0.3845)	(0.1135)	(0.1460)

Loss per ADS, diluted
Continuing operations	(0.3845)	(0.1135)	(0.1460)
Discontinued operations	-	-	-
Total loss per ADS, diluted	(0.3845)	(0.1135)	(0.1460)

Weighted average number of common shares used in calculating continuing operations:
Basic	332,273,676	331,259,073	331,069,120
Diluted	332,273,676	331,259,073	331,069,120

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,454,735	66,251,815	66,213,824
Diluted	66,454,735	66,251,815	66,213,824

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2017	2016	2017
	US$	US$	US$

GAAP operating loss	(30,401)	(10,641)	(11,257)
Share-based compensation expenses	2,111	2,253	2,172
Non-GAAP operating loss	(28,290)	(8,388)	(9,085)

GAAP net loss from continuing operations	(25,554)	(7,553)	(9,675)
Share-based compensation expenses	2,111	2,253	2,172
Non-GAAP net loss from continuing operations	(23,443)	(5,300)	(7,503)

GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0769)	(0.0227)	(0.0292)
Diluted	(0.0769)	(0.0227)	(0.0292)

GAAP loss per ADS attributable to continuing operations:
Basic	(0.3845)	(0.1135)	(0.1460)
Diluted	(0.3845)	(0.1135)	(0.1460)

Non-GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0706)	(0.0159)	(0.0227)
Diluted	(0.0706)	(0.0159)	(0.0227)

Non-GAAP loss per ADS attributable to continuing operations:
Basic	(0.3530)	(0.0795)	(0.1135)
Diluted	(0.3530)	(0.0795)	(0.1135)

Weighted average number of common shares used in calculating:
Basic	332,273,676	331,259,073	331,069,120
Diluted	332,273,676	331,259,073	331,069,120

Weighted average number of ADSs used in calculating:
Basic	66,454,735	66,251,815	66,213,824
Diluted	66,454,735	66,251,815	66,213,824

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com